Filed Pursuant to Rule 424b3
Registration Statement No. 333-200812

PRICING SUPPLEMENT NO. 6

Dated February 26, 2016 to

PROSPECTUS SUPPLEMENT

Dated January 30, 2015 and

PROSPECTUS

Dated January 29, 2015

QUÉBEC

MEDIUM-TERM NOTES, SERIES A, FLOATING RATE NOTES DUE 2018

SUBJECT	FINAL PRICING DETAILS

Issuer:	Québec

Form:	SEC Registered Offering

Title of Securities:	Medium-Term Notes, Series A, Floating Rate Notes Due 2018 (“Series A Notes”)

Format:	SEC Registered-Registration Statement Number 333-200812

Ranking:	Direct, unconditional debt

Size:	US$50,000,000 (new total outstanding issue size US$1,200,000,000)

Trade Date:	February 26, 2016

Settlement Date:	March 4, 2016

Maturity Date:	September 4, 2018

Interest Payment Dates:	March 4, June 4, September 4 and December 4 of each year, subject to adjustment using Modified Following Business Day convention

First Interest Payment Date:	June 4, 2016, subject to adjustment using the Modified Following Business Day convention. Interest will accrue from March 4, 2016.

Spread to 3 Month USD LIBOR:	+ 23 bps

Redemption	100.000%

Price:	99.796%

Day Count:	Actual/360

Denominations:	US$5,000 and integral multiples of US$1,000 for higher amounts

Lead Managers & Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cusip/ISIN:	748148 RV7 / US748148RV76

Listing and Admission to Trading:	Application will be made for the Series A Notes to be admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange on or as soon as possible after the closing of the issue. We cannot guarantee that this application will be approved, and settlement of the Series A Notes is not conditioned on obtaining the listing.

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement:	Prospectus dated January 29, 2015, and Prospectus Supplement dated January 30, 2015, pricing supplement no. 1 dated August 28, 2015, pricing supplement no. 2 dated September 17, 2015, pricing supplement no. 3 dated September 23, 2015, pricing supplement no. 4 dated September 24, 2015 and pricing supplement no. 5 dated November 2, 2015.

Stabilization:	Reg M/FCA/ICMA
Other Terms:

Québec has agreed, as a term of the Series A Notes, that each year it will deposit into its sinking fund constituted by Ministerial Order no. FIN-11 dated June 12, 2012 (the “Sinking Fund”) an amount equal to at least 1% of the outstanding principal amount of the Notes. The funds to be deposited in the Sinking Fund will be drawn from the Consolidated Revenue Fund of Québec. The Minister may invest money from the Sinking Fund and may dispose of or terminate such investments according to their terms. The funds in the Sinking Fund will be used for repayment at maturity.

The Series A Notes may be repaid from the proceeds deposited in the Sinking Fund. However, Québec is under no obligation to apply proceeds of the Sinking Fund to repay any particular series, including the Series A Notes, and there is no limitation on the amount of debt that may be designated in this manner in respect of the Sinking Fund. The Series A Notes will not be redeemable for sinking fund purposes.

European Economic Area Legends

If and to the extent that this announcement is communicated in, or the offer of the Notes to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”) this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

This announcement, the prospectus supplement and the prospectus have been prepared on the basis that any offer of Notes in any member state of the European Economic Area which has implemented the Prospective Directive (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly, any person making or intending to make any offer in that Relevant Member State of the Notes that are the subject of the offering contemplated in the prospectus dated January 29, 2015, the prospectus supplement dated January 30, 2015 and the pricing supplement for the Notes must only do so in circumstances in which no obligation arises for Québec or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither Québec nor the underwriters have authorized, nor do they authorize, the making of any offer of the Notes in circumstances in which an obligation arises for Québec or the underwriters to publish a prospectus supplement or prospectus for such offer. None of this announcement, the pricing supplement, the prospectus supplement nor the prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive. This announcement does not constitute or form part of any offer or invitation to sell the Notes and is not soliciting any offer to buy the Notes in any jurisdiction where such offer or sale is not permitted.

United Kingdom Legend	This announcement is only for distribution to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue and sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this announcement or any of its contents.

Where You Can Find More Information

We file annual reports, amendments to annual reports and other information with the U.S. Securities and Exchange Commission (“SEC”). These reports include financial information about us and may be accompanied with exhibits.

You may read and copy any document we file with the SEC at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The registration statement and the exhibits and schedules to the registration statement are also available through the SEC’s website at http://www.sec.gov.

You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address or, without charge, from us at the address listed below.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below:

•	our Annual Report on Form 18-K for the year ended March 31, 2015, filed on June 5, 2015;

•	our Report on Form 18-K/A filed on March 30, 2015, which includes excerpts from our 2015-2016 Budget;

•	our Reports on Form 18-K/A filed on July 6, 2015, August 24, 2015, September 4, 2015, September 14, 2015, September 24, 2015, September 30, 2015, October 19, 2015, November 16, 2015, December 14, 2015, January 25, 2016 and February 22, 2016;

•	the pricing supplement no. 1 dated August 28, 2015, filed on September 1, 2015;

•	the pricing supplement no. 2 dated September 17, 2015, filed on September 18, 2015;

•	the pricing supplement no. 3 dated September 23, 2015, filed on September 24, 2015;

•	the pricing supplement no. 4 dated September 24, 2015, filed on September 25, 2015;

•	the pricing supplement no. 5, dated November 2, 2015, filed on November 3, 2015;

•	our Report on Form 18-K/A filed on November 30, 2015, which includes Excerpts from the Québec Economic Plan – November Update 2015 Update on November 26, 2015 and the Public Accounts 2014-2015, Volume 1, Consolidated Financial Statements of the Gouvernement du Québec;

We also incorporate by reference all our future annual reports and amendments to annual reports, and any other information we file with the SEC pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the Securities. Each time we file a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents. All of these documents incorporated by reference are filed with the SEC under File No. 2-86339.

You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing to the following address:

Québec

Ministère des Finances

Direction générale du financement et de la gestion de la dette

12 rue Saint-Louis Québec, Québec

Canada G1R 5L3

Tel.: (418) 643-8141

Fax: (418) 643-4700

We are responsible for the information incorporated by reference or contained in the prospectus, the prospectus supplement, this pricing supplement no. 6 and any related free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different or additional information, and we take no responsibility for any other information that others may give you. We are not making an offer of the Series A Notes in any state where the offer is not permitted by the law. You should not assume that the information in the prospectus, the prospectus supplement or this pricing supplement no. 6 is accurate as of any date other than the date on the front of those documents.